UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CENTER FINANCIAL CORPORATION

(Name of issuer)

COMMON STOCK

(Title of class of securities)

15146E 10 2

(CUSIP number)

12/31/2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15146 E 10 2
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). SANG HOON KIM
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 264,375
	6.	Shared voting power 552,754
	7.	Sole dispositive power: 264,375
	8.	Shared dispositive power 552,754
9.	Aggregate amount beneficially owned by each reporting person: 817,129
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 4.04%
12.	Type of reporting person (see instructions) IN

Item 1.	(a)	Name of Issuer:

CENTER FINANCIAL CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices:

3435 WILSHIRE BLVD., SUITE 700, LOS ANGELES, CA 90010

Item 2.	(a)	Name of Person Filing:

SANG HOON KIM

	(b)	Address of Principal Business Office or, if none, Residence:

3435 WILSHIRE BLVD., SUITE 700, LOS ANGELES, CA 90010

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

COMMON STOCK

	(e)	CUSIP Number:

15146 E 10 2

Item 3.	N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

817,129

(b) Percent of class:

4.04%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

264,375 (directly and solely owned by Mr. Kim; includes 20,000 vested option shares)

(ii) Shared power to vote or to direct the vote:

552,754 (includes 271,418 shares held by a trust of which Mr. Kim is a trustee, and 6,812 shares held by other relatives of Mr. Kim, and 274,524 shares held by Mr. Kim’s wife as separate property as to all of which Mr. Kim has shared voting power.)

(iii) Sole power to dispose or to direct the disposition of:

Same as Item (i) above

(iv) Shared power to dispose or to direct the disposition of:

Same as Item (ii) above

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2010
Date

/S/ SANG HOON KIM
Signature

SANG HOON KIM / Director
Name/Title